CONFIDENTIAL TREATMENT REQUESTED
BY ARUBA NETWORKS, INC.: ARUN-0002
March 20, 2007

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara Jacobs, Assistant Director Mr. Jay Ingram Mr. Daniel Lee Mr. Patrick Gilmore

Re:	Aruba Networks, Inc. Registration Statement on Form S-1 File No. 333-139419 Initially filed: December 15, 2006
Ladies and Gentlemen:
         On behalf of Aruba Networks, Inc. (“Aruba” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 16, 2007, relating to Aruba’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
         Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
         On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 6 (against Amendment No. 5 to the Registration Statement filed on March 8, 2007). Amendment No. 6 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
         In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 6, as applicable.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 32
1.	Revise your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid’s disclosure guidance in paragraph 180.
         In response to the Staff’s comment, we have revised the Registration Statement to disclose the fair value of all outstanding vested and unvested options based on the estimated offering price and the options outstanding as of the most recent balance sheet date. The revised disclosure appears on page 35 of Amendment No. 6.
2.	We note your revisions on page 35 which include the assumptions used to determine the common stock value per share for each of the valuation dates. Help us better understand the factors that support the increase in the fair value of your common stock (approximately 330%) from February 2006 ($2.10) to February 2007 ($9.00). In this regard, we note the changes in assumptions during this time period as noted in the table on page 35 do not appear to be significant in relation to the increase in fair value of your common stock during that time frame. For each valuation, provide us a recap of the other assumptions used (i.e., cash flows, comparable companies and prior equity sales) in each approach (i.e., income, market comparable and prior sales). Also, tell us and disclose how each approach was weighted in your valuations. For instance, we note that the income and market comparable approaches were weighted equally, but it is not clear what those weightings were considering and whether there was also a third approach used in your analysis.
         In response to the Staff’s comment, we supplementally advise the Staff that, in addition to the assumptions presented in the table on page 35, each valuation performed by Duff & Phelps also considered market conditions and the Company’s progress in achieving certain business milestones, securing new customers, meeting forecasted revenues and expense targets, and hiring key personnel. We also supplementally advise the Staff that the Company has provided Duff & Phelps with all of the information that the Company has received from the managing underwriters regarding their expectations of the market value of the Company’s common stock so that Duff & Phelps could include this information in its valuations.
         Revenue, Expense and Cash Flow Forecasts Used For Income and Market Comparable Approaches
         Most notably, a key factor that Duff & Phelps considered in their valuations since February 2006 was the Company’s revenue and expense forecasts, to which Duff & Phelps applied (1) the income approach to determine the present value of the Company’s future cash flows and (2) the market comparable approach, which considers market comparable revenue and earnings multiples to determine the Company’s market comparable valuation. Over the last 13 months, the Company revised its financial forecasts several times. During fiscal 2006, these revisions included reductions in future revenues and earnings, and therefore, reductions in estimated future cash flows. Further, based on the Company’s positive results in the fourth quarter of fiscal 2006 and first quarter of fiscal 2007,

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
the Company revised its forecasts early in the second quarter of fiscal 2007 to show increasing revenue, earnings and the resulting estimated future cash flows. Additionally, as a result of the positive second quarter of fiscal 2007, which ended on January 31, 2007, the Company further revised its revenue and expense forecasts to reflect increasing revenue, earnings and estimated future cash flows. These subsequent revisions in estimated revenues, earnings and future cash flows had a significant impact on Duff & Phelps’ determination of the Company’s common stock valuation.
         Comparable Companies Used for Market Comparable Approach
         In addition to the estimated future cash flows used to determine the Company’s common stock valuation, Duff & Phelps considered comparable companies’ market multiples under the market comparable approach. The comparable companies were determined based on the companies’ size, industry, product offerings, stage of development and profitability. The core comparable companies (e.g., Cisco Systems, Foundry Networks, Netgear) were consistently included in the valuations performed by Duff & Phelps since February 2006, while several other companies were dropped from, or added to, the comparable company analysis over time. Duff & Phelps based their determination to add or drop a particular comparable company on whether the comparable company was similarly situated in the Company’s industry such that it would expect similar market multiples.
         Prior Equity Sales Used for Prior Sale of Company Stock Approach
         Further, in addition to the estimated revenue, expense, cash flows and comparable company assumptions, Duff & Phelps included the Company’s prior sales of preferred stock in its determination of the Company’s common stock valuation under the prior sale of company stock approach. However, because, over time, the valuations performed by Duff & Phelps occurred at dates further removed from the September 2005 and September 2006 preferred stock sales, Duff & Phelps determined that the preferred stock sales were of less and less significance to the determination of the Company’s common stock valuation over time, and, therefore, Duff & Phelps gave them lower weightings over time.
         Weightings Used by Approach
         Including the most recent valuation performed by Duff & Phelps dated February 22, 2007, the respective weightings of the income approach, market comparable approach and the prior sale of Company stock approach used by Duff & Phelps were as follows:

	2/1/2006	3/31/2006	4/30/2006	6/30/2006	10/2/2006	11/7/2006	11/21/2006	12/13/2006	1/25/2007	2/22/2007
Common Stock Value Per Share	$2.10	$2.25	$2.19	$2.33	$3.63	$4.94	$5.12	$5.74	$7.21	$7.98
Time to Liquidity (in years)	1.0	0.8	0.8	0.7	0.6	0.5	0.4	0.3	0.2	0.1
Volatility	60%	60%	60%	70%	60%	50%	50%	45%	45%	45%
Discount Rate	25%	25%	25%	25%	22.5%	20%	20%	19%	18%	16.0%
Marketability Discount Rate	15%	15%	15%	10%	10%	7%	6%	4%	3%	2%

Income Approach	40%	45%	50%	50%	25%	45%	45%	50%	40%	40%
Market Comparable Approach	40%	45%	50%	50%	25%	45%	45%	50%	60%	60%
Prior Sale of Company Stock	20%	10%	0%	0%	50%	10%	10%	0%	0%	0%

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 4	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
         The Company respectfully submits to the Staff that the information described in the table above regarding the respective weightings of the three approaches used by Duff & Phelps is not meaningful to investors and should not be included in the Registration Statement.
3.	We also note in your response to comment 11 of our letter dated February 8, 2007 that the options granted in January and February 2007 had exercise prices of $5.74 and $7.21, respectively, which were equal to the fair value of your common stock on the date of grant. We further note that in your response to comment 15 of our letter dated January 11, 2007, you anticipated an offering price range of $8 — $10 per share based on communications with the underwriters on January 24, 2007. Tell us why you believe the fair values assessed during January and February 2007 are appropriate considering the estimated offering price range that was communicated during the same time such options were granted. Please reconcile the differences between the fair values as obtained by Duff and Phelps and the estimated offering price range as determined by the underwriters.
         In response to the Staff’s comment, the Company advises the Staff that it believes the fair values assessed during January and February 2007 are appropriate and can be explained as follows:
         The Company received the January 2007 valuation from Duff & Phelps on January 8, 2007. The date of the valuation was as of December 13, 2006, although it should be noted that, prior to approving and adopting Duff & Phelps’ valuation and granting equity awards in January 2007 based on the fair value of the Company’s common stock, the Company’s Board of Directors or the Compensation Committee of the Board of Directors, as the case may be, determined that no developments material to the fair market value of the Company’s common stock had occurred since December 13, 2006 and the date such equity awards were approved in January 2007. The managing underwriters of the proposed initial public offering did not provide the Company with their price range recommendation of $8 - $10 per share until January 24, 2007. As previously described in our response to the Staff’s comments of January 24, 2007, the Company had its first discussions with prospective underwriters in November 2006 about a potential initial public offering in the third quarter of fiscal 2007. The valuation from the prospective underwriters that was discussed at that time assumed that the Company would continue to successfully execute its business plan. As mentioned in our response to comment no. 2 above, the Company provided Duff & Phelps with all of the information that the Company received from the managing underwriters regarding their expectations of the market value of the Company’s common stock so that Duff & Phelps could include this information in its valuation. From November 2006 until the Company received the valuation from Duff & Phelps on January 8, 2007, the Company continued to increase the fair value of its common stock to a price of $5.74 per share. Duff & Phelps based its determination of the January 2007 valuation on the following factors:
•	The Company expected total revenue to grow from [***] for the nine months ending July 31, 2007 to [***] in fiscal year 2013.

•	The Company expected cost of revenues to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

•	The Company expected research and development expenses to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

•	The Company expected sales and marketing expenses to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

•	The Company expected general and administrative expenses to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 5	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
•	The time to liquidity, volatility, discount rate and marketability discount rate, all of which can be seen in the table shown above.

•	In determining the Company’s common stock valuation, Duff & Phelps utilized the income approach and market comparable approach and continued to weight each equally (i.e., 50%/50% for this January 2007 valuation).
         In light of the Company’s positive financial performance in the second quarter of fiscal 2007, which ended on January 31, 2007, the Company revised and provided Duff & Phelps with its updated financial forecasts, in addition to the anticipated offering price range from the managing underwriters, to assist Duff & Phelps in its determination of the Company’s common stock valuation. Duff & Phelps provided the Company with its next valuation on February 9, 2007. The date of the valuation was as of January 25, 2007, although it should be noted that, prior to approving and adopting Duff & Phelps’ valuation and granting equity awards based on the fair value of the Company’s common stock, the Company’s Board of Directors determined that no developments material to the fair market value of the Company’s common stock had occurred since January 25, 2007 and the date such equity awards were approved in February 2007. This February 2007 valuation was determined based on the following factors:
•	The Company expected total revenue to grow from [***] for the nine months ending July 31, 2007 to [***] in fiscal year 2013. The higher revenue forecast contributed to higher projected future cash flows which resulted in a higher income approach valuation.

•	The Company expected cost of revenue to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013. The lower cost of revenue as a percentage of revenue also contributed to higher projected future cash flows which similarly resulted in a higher income approach valuation.

•	The Company expected research and development expense to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013. The lower projected research and development expense as a percentage of revenue also contributed to higher projected future cash flows which similarly resulted in a higher income approach valuation.

•	The Company expected sales and marketing expense to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

•	The Company expected general and administrative expense to decrease from [***] of revenue in fiscal year 2007 to [***] of revenue by fiscal year 2013.

•	The time to liquidity, volatility, discount rate and marketability discount rate used for the February 2007 valuation, which did not change materially from the January 2007 valuation and can be seen in the table shown above.

•	In determining the February 2007 valuation, Duff & Phelps utilized the income approach and market comparable approach and changed the weighting of each to 40%/60%, respectively. The slight adjustment from the previous equal weighting was due to Duff & Phelps’ belief that the

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
nearer a company is to an initial public offering, the more it should be exhibiting characteristics of other comparable public companies.

•	Except for the addition of Isilon Systems, Inc., which had recently completed its initial public offering, the comparable companies used in Duff & Phelps’ market comparable approach were the same in the February 2007 valuation as those used in the January 2007 valuation.

•	Duff & Phelps changed its weighting between multiples of targeted wireless networking companies versus recent technology IPOs, which had previously been weighted 70%/30%, respectively, to 50%/50% for the market comparable approach. The reason for this change in weightings was because recent technology IPOs have had success in the equity markets, and as such merited an increased weighting. This change had a material impact on the valuation determined under the market comparable approach.

•	Further, the Company received Duff & Phelps most recent valuation on February 9, 2007, which was still nearly two months away from the anticipated liquidity event. Therefore, Duff & Phelps continued to apply a marketability discount to the calculated common stock valuation.

•	Also, while the underwriters’ estimates are a key comparative for Duff & Phelps in determining the Company’s common stock valuation, it was not used as the sole unit of measure in Duff & Phelps’ model. Among other things, the underwriters’ estimates assumed (1) a liquidity event that has yet to occur and (2) the successful execution of the Company’s business plan, which is still in progress. Due to the marketability discount and the fact that Duff & Phelps’ model was not solely dependent on the underwriters’ estimates, a discrepancy between the expert’s valuation and the underwriters’ estimates is to be expected.
         For all of these reasons, the Company believes that the fair values assessed during January and February 2007 were appropriate.
Note 13. Subsequent Events, page F-36
4.	We note in your subsequent event disclosure that you include events within the financial statement periods included in the registration statement. Tell us how you considered including the events through January 31, 2007 in your current footnote disclosures which includes the six-month period from August 1, 2006 through January 31, 2007.
         In response to the Staff’s comment, we have revised the Registration Statement to move the events that occurred prior to the most recent balance sheet date included in the Registration Statement from the subsequent events footnote to the prior footnote disclosures. The revised disclosure appears on pages F-22, F-25-27, F-33 and F-36 of Amendment No. 6.
* * * * *

Securities and Exchange Commission Re: Aruba Networks, Inc. March 20, 2007 Page 7	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0002
         Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
         Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Jon C. Avina

Jon C. Avina

cc:  Steffan Tomlinson
       Deon Boles
       Alexa King
       Steven E. Bochner
       David J. Segre
       William H. Hinman, Jr.